UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager,
Financial Accounting Dept.

Date:    May 15, 2019

Financial Results

Fiscal Year 3/2019

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		FY3/2019		FY3/2018
			Change
Consolidated gross profit	1	2,846,178	(134,872)	2,981,050
Net interest income	2	1,331,421	(58,807)	1,390,228
Trust fees	3	4,656	772	3,884
Net fees and commissions	4	1,059,898	(6,747)	1,066,645
Net trading income	5	191,371	(54,930)	246,301
Net other operating income	6	258,830	(15,160)	273,990
General and administrative expenses	7	(1,715,050)	101,147	(1,816,197)
Equity in gains (losses) of affiliates	8	61,145	22,153	38,992

Consolidated net business profit	9	1,192,273	(11,572)	1,203,845

Total credit cost	10	(110,262)	(16,066)	(94,196)
Credit costs	11	(127,038)	(11,048)	(115,990)
Write-off of loans	12	(105,429)	(201)	(105,228)
Provision for reserve for possible loan losses	13	-	-	-
Others	14	(21,609)	(10,848)	(10,761)
Gains on reversal of reserve for possible loan losses	15	5,729	(5,833)	11,562
Recoveries of written-off claims	16	11,047	816	10,231
Gains (losses) on stocks	17	116,341	(2,583)	118,924
Other income (expenses)	18	(63,053)	1,407	(64,460)

Ordinary profit	19	1,135,300	(28,813)	1,164,113

Extraordinary gains (losses)	20	(11,720)	43,543	(55,263)
Gains (losses) on disposal of fixed assets	21	(3,944)	766	(4,710)
Losses on impairment of fixed assets	22	(9,610)	40,290	(49,900)
Gains on step acquisitions	23	2,285	2,285	-
Income before income taxes	24	1,123,579	14,729	1,108,850
Income taxes - current	25	(276,329)	(50,712)	(225,617)
Income taxes - deferred	26	(55,095)	(10,188)	(44,907)
Profit	27	792,155	(46,171)	838,326
Profit attributable to non-controlling interests	28	(65,474)	38,483	(103,957)

Profit attributable to owners of parent	29	726,681	(7,687)	734,368

Notes	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

     + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Mar. 31, 2019		Mar. 31, 2018
			Change
Consolidated subsidiaries	30	173	(174)	347
Equity method affiliates	31	115	40	75

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2019		FY3/2018
			Change
Gross banking profit	1	1,395,586	(32,338)	1,427,924
Gross domestic profit	2	849,516	(80,417)	929,933
Net interest income	3	638,096	(69,192)	707,288
Trust fees	4	2,191	190	2,001
Net fees and commissions	5	193,359	(7,386)	200,745
Net trading income	6	556	(76)	632
Net other operating income	7	15,312	(3,953)	19,265

Gains (losses) on bonds	8	6,388	(1,115)	7,503
Gross international profit	9	546,070	48,080	497,990
Net interest income	10	306,008	56,261	249,747
Net fees and commissions	11	148,900	19,779	129,121
Net trading income	12	42,646	(16,119)	58,765
Net other operating income	13	48,515	(11,840)	60,355

Gains (losses) on bonds	14	(3,511)	(7,696)	4,185
Expenses (excluding non-recurring losses)	15	(811,533)	(781)	(810,752)

Overhead ratio	16	58.2%	1.4%	56.8%
Personnel expenses	17	(325,156)	4,986	(330,142)
Non-personnel expenses	18	(438,259)	(6,493)	(431,766)
Taxes	19	(48,117)	726	(48,843)

Banking profit (before provision for general reserve for possible loan losses)	20	584,053	(33,118)	617,171

Gains (losses) on bonds	21	2,877	(8,811)	11,688

Provision for general reserve for possible loan losses	22	-	-	-
Banking profit	23	584,053	(33,118)	617,171
Non-recurring gains (losses)	24	65,594	(72,500)	138,094
Credit costs	25	(25,614)	(9,976)	(15,638)
Gains on reversal of reserve for possible loan losses	26	27,755	(14,464)	42,219
Recoveries of written-off claims	27	33	(45)	78
Gains (losses) on stocks	28	67,973	(59,681)	127,654
Other non-recurring gains (losses)	29	(4,552)	11,666	(16,218)

Ordinary profit	30	649,647	(105,619)	755,266

Extraordinary gains (losses)	31	(5,974)	21,869	(27,843)
Gains (losses) on disposal of fixed assets	32	(1,746)	(652)	(1,094)
Losses on impairment of fixed assets	33	(4,228)	22,520	(26,748)
Income before income taxes	34	643,672	(83,750)	727,422
Income taxes - current	35	(136,885)	31,720	(168,605)
Income taxes - deferred	36	(29,420)	(47,630)	18,210

Net income	37	477,367	(99,661)	577,028

Total credit cost (22+25+26+27)	38	2,174	(24,485)	26,659
Provision for general reserve for possible loan losses	39	55,197	22,927	32,270
Write-off of loans	40	(9,245)	(1,881)	(7,364)
Provision for specific reserve for possible loan losses	41	(28,021)	(37,545)	9,524
Losses on sales of delinquent loans	42	(16,368)	(8,095)	(8,273)
Provision for loan loss reserve for specific overseas countries	43	580	156	424
Recoveries of written-off claims	44	33	(45)	78

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

 2. Interest spread (domestic)

SMBC non-consolidated				(%)

	FY3/2019	Six months ended Sep. 30, 2018	Six months ended Mar. 31, 2019	FY3/2018
Yield on interest earning assets (A)	0.97	1.00	0.94	1.04
Interest earned on loans and bills discounted (C)	0.94	0.95	0.93	0.98
Interest earned on securities	1.38	1.45	1.30	1.45
Total cost of funding (including expenses) (B)	0.60	0.59	0.61	0.62
Cost of interest bearing liabilities	0.03	0.03	0.03	0.03
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	0.00
Interest paid on other liabilities	0.27	0.26	0.27	0.16
Expense ratio	0.57	0.56	0.58	0.59
Overall interest spread (A) - (B)	0.37	0.41	0.33	0.42
Interest spread (C) - (D)	0.94	0.95	0.93	0.98

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.97	0.98	0.96	1.02
Interest spread (E) - (D)	0.97	0.98	0.96	1.02

 3. Gains (losses) on securities

SMBC non-consolidated			(Millions of yen)
	FY3/2019		FY3/2018
		Change
Gains (losses) on bonds	2,877	(8,811)	11,688
Gains on sales	39,259	9,023	30,236
Losses on sales	(33,781)	(17,737)	(16,044)
Gains on redemption	0	0	0
Losses on redemption	(2,601)	(98)	(2,503)
Losses on devaluation	-	-	-

Gains (losses) on stocks	67,973	(59,681)	127,654
Gains on sales	110,997	(31,597)	142,594
Losses on sales	(6,328)	(549)	(5,779)
Losses on devaluation	(36,696)	(27,536)	(9,160)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Mar. 31, 2019					Mar. 31, 2018
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	280,247	888	(1,244)	888	-	372,463	2,132
Other securities	2	23,800,542	2,321,342	(86,819)	2,482,898	161,555	25,440,178	2,408,161
Stocks	3	3,486,628	1,902,938	(270,727)	1,933,433	30,495	3,889,342	2,173,665
Bonds	4	8,983,731	60,365	15,988	62,419	2,053	11,834,181	44,377
Japanese government bonds	5	6,234,326	23,255	10,773	23,847	591	9,203,036	12,482
Others	6	11,330,182	358,038	167,920	487,045	129,007	9,716,654	190,118
Foreign bonds	7	8,990,151	(28,377)	131,018	60,833	89,211	7,157,601	(159,395)
Other money held in trust	8	390	-	-	-	-	1,482	-
Total	9	24,081,180	2,322,231	(88,063)	2,483,786	161,555	25,814,125	2,410,294
Stocks	10	3,486,628	1,902,938	(270,727)	1,933,433	30,495	3,889,342	2,173,665
Bonds	11	9,263,978	61,254	14,744	63,308	2,053	12,206,645	46,510
Others	12	11,330,573	358,038	167,920	487,045	129,007	9,718,137	190,118

SMBC non-consolidated								(Millions of yen)
		Mar. 31, 2019					Mar. 31, 2018
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	20,003	66	(1,070)	66	-	110,055	1,136
Stocks of subsidiaries and affiliates	14	3,723,291	(60,184)	(40,939)	576	60,760	3,594,591	(19,245)
Other securities	15	21,249,311	1,944,815	(128,843)	2,093,937	149,121	22,931,078	2,073,658
Stocks	16	3,299,887	1,817,020	(229,609)	1,844,296	27,276	3,638,963	2,046,629
Bonds	17	8,933,718	60,497	16,255	62,431	1,934	11,813,637	44,242
Japanese government bonds	18	6,232,326	23,255	10,773	23,847	591	9,203,036	12,482
Others	19	9,015,705	67,297	84,509	187,208	119,911	7,478,477	(17,212)
Foreign bonds	20	7,134,782	(28,340)	116,358	51,810	80,151	5,342,481	(144,698)
Total	21	24,992,606	1,884,697	(170,852)	2,094,579	209,881	26,635,726	2,055,549
Stocks	22	3,814,443	1,809,271	(234,247)	1,844,873	35,601	4,238,818	2,043,518
Bonds	23	8,953,722	60,563	15,185	62,497	1,934	11,923,693	45,378
Others	24	12,224,440	14,862	48,209	187,208	172,345	10,473,215	(33,347)

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year. The rest of the securities are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 12,277 million yen and gains of 15 million yen were recognized in the statements of income for the year ended March 31, 2019 and for the year ended March 31, 2018, respectively.

	4.	Floating-rate Japanese government bonds which SMBC holds as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2019					Mar. 31, 2018

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	1,443.4	5,264.5	1,503.4	742.4	8,953.7	3,560.6	6,566.5	1,152.9	643.7	11,923.7
Japanese government bonds	1,236.6	4,100.5	530.9	384.3	6,252.3	3,373.3	5,270.4	348.8	320.7	9,313.1
Japanese local government bonds	–	11.1	88.1	0.0	99.2	0.0	21.7	25.3	0.0	47.0
Japanese corporate bonds	206.8	1,152.9	884.4	358.2	2,602.2	187.3	1,274.4	778.8	323.0	2,563.6

Others	1,714.5	2,224.0	2,230.2	1,415.3	7,584.0	1,560.2	1,175.6	2,067.4	1,032.0	5,835.1

Total	3,157.9	7,488.5	3,733.6	2,157.7	16,537.7	5,120.8	7,742.0	3,220.2	1,675.7	17,758.8

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2019				Mar. 31, 2018

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	3,521.6	21,937.0	8,102.7	33,561.3	7,413.6	21,509.2	6,230.0	35,152.9
Receivable floating rate / payable fixed rate	1,457.1	4,809.9	8,006.5	14,273.4	1,335.4	6,252.0	6,854.0	14,441.5

Total	4,978.6	26,746.8	16,109.2	47,834.7	8,749.0	27,761.2	13,084.1	49,594.3

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

(Millions of yen)
		Mar. 31, 2019		Mar. 31, 2018
			Change
Fair value of plan assets	(A)	1,421,378	(47,804)	1,469,182
Projected benefit obligation	(B)	1,123,760	(1,986)	1,125,746
Net surplus (deficit)	(A-B)	297,617	(45,818)	343,435
Net defined benefit asset		329,434	(53,984)	383,418
Net defined benefit liability		31,816	(8,166)	39,982

Measurements of defined benefit plans (before tax effect deduction)		8,295	95,211	(86,916)
	Unrecognized prior service cost (deductible from the obligation)	(300)	228	(528)
	Unrecognized net actuarial gain (loss)	8,596	94,984	(86,388)
(2) Retirement benefit expenses
(Millions of yen)
		FY3/2019		FY3/2018
			Change
Retirement benefit expenses		3,639	(39,386)	43,025
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		Mar. 31, 2019		Mar. 31, 2018
			Change
Projected benefit obligation	(A)	986,193	16,542	969,651
<Discount rate>		<0.28%>	<(0.19)%>	<0.47%>
Fair value of plan assets	(B)	1,304,659	(37,368)	1,342,027
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	321,031	41,671	279,360
Unrecognized prior service cost (deductible from the obligation)	(E)	-	-	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	2,565	95,580	(93,015)
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2019		FY3/2018
			Change
Retirement benefit expenses		(15,072)	(37,149)	22,077
Service cost		28,750	(153)	28,903
Interest cost on projected benefit obligation		4,557	(769)	5,326
Expected returns on plan assets		(40,942)	(2,851)	(38,091)
Amortization of unrecognized prior service cost		-	-	-
Amortization of unrecognized net actuarial gain (loss)		(15,579)	(33,738)	18,159
Others		8,141	362	7,779

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Financial Reconstruction Act,

      and write-offs / reserves

*1	Includes direct reduction of 89.3 billion yen.

*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 5.0 billion yen, Potentially bankrupt borrowers: 2.6 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.

*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.

The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].

*5	Includes Specific reserve for Borrowers requiring caution totaling 0.3 billion yen.

*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

 9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Mar. 31, 2019			Mar. 31, 2018

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	12,806	0.0	(14,903)	27,709	0.0
Non-accrual loans	456,802	0.6	50,736	406,066	0.6
Past due loans (3 months or more)	13,444	0.0	622	12,822	0.0
Restructured loans	193,427	0.2	(17,189)	210,616	0.3
Total	676,481	0.9	19,266	657,215	0.9

Total loans (period-end balance)	77,979,190	100.0	5,033,256	72,945,934	100.0

Amount of direct reduction	118,980		(21,508)	140,488

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2019			Mar. 31, 2018

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	11,612	0.0	(12,832)	24,444	0.0
Non-accrual loans	386,396	0.5	57,442	328,954	0.5
Past due loans (3 months or more)	5,525	0.0	1,065	4,460	0.0
Restructured loans	58,230	0.1	(9,291)	67,521	0.1
Total	461,765	0.6	36,385	425,380	0.6

Total loans (period-end balance)	76,401,807	100.0	2,505,644	73,896,163	100.0

Amount of direct reduction	82,342		(10,001)	92,343

10. Reserve for possible loan losses and reserve ratio

Consolidated				(Millions of yen, %)
	Mar. 31, 2019			Mar. 31, 2018

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	468,808	69.30	(67,280)	536,088	81.57
General reserve	318,233		(60,236)	378,469
Specific reserve	150,533		(6,381)	156,914
Loan loss reserve for specific overseas countries	41		(663)	704

Amount of direct reduction	139,981		(50,964)	190,945

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2019			Mar. 31, 2018

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	275,185	59.59	(44,683)	319,868	75.20
General reserve	171,358		(52,209)	223,567
Specific reserve	103,826		8,106	95,720
Loan loss reserve for specific overseas countries	0		(581)	581

Amount of direct reduction	89,256		(10,406)	99,662

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated			(Millions of yen, %)
	Mar. 31, 2019 (a)		Mar. 31, 2018 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	89,659	(8,282)	97,941
Doubtful assets	398,295	47,411	350,884
Substandard loans	207,199	(16,281)	223,480
Total (A)	695,153	22,847	672,306

Normal assets	90,694,649	5,482,840	85,211,809
Grand total (B)	91,389,803	5,505,688	85,884,115
NPL ratio (A/B)	0.76	(0.02)	0.78

			(Millions of yen)
	Mar. 31, 2019 (a)		Mar. 31, 2018 (b)
		(a) - (b)
Total coverage (C)	519,512	13,753	505,759
Reserve for possible loan losses (D)	152,512	4,067	148,445
Amount recoverable by guarantees, collateral and others (E)	367,000	9,687	357,313

			(%)
Coverage ratio (C) / (A)	74.73	(0.50)	75.23
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	120.23	(12.66)	132.89

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	46.48	(0.65)	47.13
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	142.86	(27.33)	170.19

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2019 (a)		Mar. 31, 2018 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	75,341	(5,601)	80,942
Doubtful assets	337,375	53,982	283,393
Substandard loans	63,756	(8,225)	71,981
Total (A)	476,472	40,155	436,317

Normal assets	88,460,445	2,992,174	85,468,271
Grand total (B)	88,936,918	3,032,330	85,904,588
NPL ratio (A/B)	0.54	0.03	0.51
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Mar. 31, 2019 (a)		Mar. 31, 2018 (b)
		(a) - (b)
Total coverage (C)	418,606	29,800	388,806
Reserve for possible loan losses* (D)	115,481	7,282	108,199
Amount recoverable by guarantees, collateral and others (E)	303,125	22,518	280,607
* Sum of general reserve for substandard loans and specific reserve
			(%)
Coverage ratio (C) / (A)	87.86	(1.25)	89.11
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	121.37	(16.25)	137.62

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	66.62	(2.87)	69.49
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	158.75	(46.67)	205.42

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2019 (a)				Mar. 31, 2018 (b)

		(a) - (b)	NPLs newly classified during FY3/2019	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	75.3	(5.6)	31.1	(36.7)	80.9

Doubtful assets	337.4	54.0	191.7	(137.7)	283.4

Total	412.7	48.4	(*1) 222.8	(*1) (174.4)	364.3

Result of measures connected to off-balancing (*2)	41.0				53.4

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(2.2)
	Reconstructive disposition			(6.2)
	Improvement in debtors’ performance due to reconstructive disposition			(0.9)
	Loan sales to market			(43.1)
	Direct write-offs			15.0
	Others			(137.0)
		Collection / repayment, etc.		(98.7)
		Improvement in debtors’ performance		(38.3)

	Total			(174.4)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2018 and off-balanced in the six months ended Mar. 31, 2019 was 30.6 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry	(Millions of yen, %)

	Mar. 31, 2019			Mar. 31, 2018
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	53,967,341	100.0	759,198	53,208,143	100.0
Manufacturing	6,621,443	12.3	548,835	6,072,608	11.4
Agriculture, forestry, fisheries and mining	267,135	0.5	134,352	132,783	0.3
Construction	729,545	1.3	(12,290)	741,835	1.4
Transportation, communications and public enterprises	5,226,335	9.7	365,181	4,861,154	9.1
Wholesale and retail	4,283,282	7.9	104,340	4,178,942	7.9
Finance and insurance	7,131,892	13.2	(220,747)	7,352,639	13.8
Real estate	7,053,528	13.1	368,639	6,684,889	12.6
Goods rental and leasing	1,598,278	3.0	99,037	1,499,241	2.8
Various services	4,168,190	7.7	77,226	4,090,964	7.7
Municipalities	754,500	1.4	(160,263)	914,763	1.7
Others	16,133,209	29.9	(545,111)	16,678,320	31.3
Overseas offices and Japan offshore banking accounts	22,434,465	100.0	1,746,446	20,688,019	100.0
Public sector	176,684	0.8	(18,429)	195,113	1.0
Financial institutions	1,668,433	7.4	46,464	1,621,969	7.8
Commerce and industry	18,979,331	84.6	1,561,204	17,418,127	84.2
Others	1,610,015	7.2	157,205	1,452,810	7.0
Total	76,401,807	-	2,505,644	73,896,163	-

Risk-monitored loans				(Millions of yen, %)
	Mar. 31, 2019			Mar. 31, 2018
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	360,780	100.0	36,942	323,838	100.0
Manufacturing	95,637	26.5	39,507	56,130	17.3
Agriculture, forestry, fisheries and mining	40	0.0	(4,474)	4,514	1.4
Construction	15,016	4.1	5,246	9,770	3.0
Transportation, communications and public enterprises	37,790	10.5	(5,082)	42,872	13.3
Wholesale and retail	64,213	17.8	4,205	60,008	18.5
Finance and insurance	5,714	1.6	5,413	301	0.1
Real estate	33,957	9.4	(14,152)	48,109	14.9
Goods rental and leasing	336	0.1	73	263	0.1
Various services	56,507	15.7	7,198	49,309	15.2
Municipalities	-	-	-	-	-
Others	51,566	14.3	(992)	52,558	16.2
Overseas offices and Japan offshore banking accounts	100,985	100.0	(557)	101,542	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	48,961	48.5	3,605	45,356	44.7
Others	52,024	51.5	(4,161)	56,185	55.3
Total	461,765	-	36,385	425,380	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

				(Millions of yen, %)
	Mar. 31, 2019			Mar. 31, 2018
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	367,000	71.6	35,592	331,408
Manufacturing	97,573	67.3	40,061	57,512
Agriculture, forestry, fisheries and mining	40	39.8	(4,511)	4,551
Construction	15,363	76.3	5,305	10,058
Transportation, communications and public enterprises	37,845	70.6	(5,028)	42,873
Wholesale and retail	65,383	66.5	3,303	62,080
Finance and insurance	5,866	82.0	4,966	900
Real estate	36,077	73.6	(14,631)	50,708
Goods rental and leasing	336	58.2	73	263
Various services	56,732	56.9	7,103	49,629
Municipalities	-	-	-	-
Others	51,781	100.0	(1,049)	52,830
Overseas offices and Japan offshore banking accounts	109,472	59.6	4,563	104,909
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	57,131	56.9	9,710	47,421
Others	52,341	65.1	(5,146)	57,487
Total	476,472	66.6	40,155	436,317

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2019		Mar. 31, 2018
	(a)	(a) - (b)	(b)
Consumer loans	13,000,685	(497,960)	13,498,645
Housing loans	12,118,257	(448,521)	12,566,778
Self-residential purpose	9,660,356	(338,337)	9,998,693
Other consumer loans	882,427	(49,439)	931,866

(4) Loans to small- and medium-sized enterprises, etc.

			(Millions of yen, %)
	Mar. 31, 2019		Mar. 31, 2018
	(a)	(a) - (b)	(b)
Outstanding balance	32,994,754	(705,363)	33,700,117
Ratio to total loans	61.1	(2.2)	63.3

Note:  Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2019			Mar. 31, 2018
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	6,005,922	27.2	543,005	5,462,917	26.5
Indonesia	349,635	1.6	47,132	302,503	1.5
Thailand	805,268	3.6	109,519	695,749	3.4
Korea	232,982	1.1	(63,972)	296,954	1.4
Hong Kong	1,571,074	7.1	138,362	1,432,712	6.9
China	229,458	1.0	11,361	218,097	1.1
Taiwan	344,348	1.6	(2,076)	346,424	1.7
Singapore	1,329,177	6.0	165,625	1,163,552	5.6
India	491,013	2.2	86,738	404,275	2.0
Others	652,967	3.0	50,316	602,651	2.9
Oceania	1,746,129	7.9	24,268	1,721,861	8.3
Australia	1,608,165	7.3	36,418	1,571,747	7.6
Others	137,964	0.6	(12,150)	150,114	0.7
North America	7,889,527	35.7	765,630	7,123,897	34.5
United States	6,268,342	28.4	651,226	5,617,116	27.2
Others	1,621,185	7.3	114,404	1,506,781	7.3
Central and South America	1,557,711	7.0	33,539	1,524,172	7.4
Brazil	203,120	0.9	(1,765)	204,885	1.0
Panama	462,589	2.1	(4,727)	467,316	2.3
Others	892,002	4.0	40,031	851,971	4.1
Western Europe	2,994,139	13.5	43,404	2,950,735	14.3
United Kingdom	999,740	4.5	654	999,086	4.8
Ireland	349,614	1.6	(30,907)	380,521	1.9
Netherlands	481,789	2.2	(30,510)	512,299	2.5
Others	1,162,996	5.2	104,167	1,058,829	5.1
Eastern Europe	180,404	0.8	(24,954)	205,358	1.0
Russia	135,668	0.6	(2,570)	138,238	0.7
Others	44,736	0.2	(22,384)	67,120	0.3
Others	1,746,676	7.9	104,603	1,642,073	8.0

Total	22,120,508	100.0	1,489,495	20,631,013	100.0

Note:     Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2019			Mar. 31, 2018
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	109,472	59.6	4,563	104,909
Asia	407	62.9	(486)	893
Oceania	-	-	-	-
North America	47,253	56.6	13,421	33,832
Central and South America	16,717	51.9	(1,843)	18,560
Western Europe	33,798	57.1	(708)	34,506
Eastern Europe	-	-	-	-
Others	11,295	77.0	(5,820)	17,115

Notes	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio
= (Reserve for possible loans losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	FY3/2019 (a)		FY3/2018 (b)
		(a) - (b)

Deposits	112,663,423	5,933,876	106,729,547

Domestic units	90,417,718	4,696,464	85,721,254

Loans	75,570,036	371,990	75,198,046

Domestic units	48,779,204	(446,295)	49,225,499
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Mar. 31, 2019 (a)		Mar. 31, 2018
		(a) - (b)	(b)

Deposits	116,091,103	5,847,877	110,243,226
Domestic deposits (excluding Japan offshore banking accounts)	97,259,162	4,380,063	92,879,099

Individuals	47,106,526	1,784,806	45,321,720

Corporates	50,152,636	2,595,257	47,557,379

Loans	76,401,807	2,505,644	73,896,163
Domestic offices (excluding Japan offshore banking accounts)	53,967,341	759,198	53,208,143

Overseas offices and Japan offshore banking accounts	22,434,465	1,746,446	20,688,019
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Mar. 31, 2019		Mar. 31, 2018 (b)
	(a)	(a) - (b)

Balance of investment trusts	2,141.4	(76.0)	2,217.4

Balance to individuals	1,752.2	(79.3)	1,831.5
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	FY3/2019		FY3/2018 (b)
	(a)	(a) - (b)
Sales of investment trusts to individuals	295.2	(369.7)	664.9

Sales of pension-type insurance to individuals	214.0	130.4	83.6

Sumitomo Mitsui Financial Group

   16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Mar. 31, 2019	Change from Mar. 31, 2018	Mar. 31, 2018
(a) Total deferred tax assets	(b-c)	1	201.8	(40.1)	241.9
(b) Subtotal of deferred tax assets		2	427.1	(40.4)	467.5
Reserve for possible loan losses and write-off of loans		3	113.9	(15.0)	128.9
Taxable write-off of securities		4	215.4	6.3	209.1
Others		5	97.8	(31.7)	129.5
(c) Valuation allowance		6	225.3	(0.3)	225.6
(d) Total deferred tax liabilities		7	576.3	(25.4)	601.7
Net unrealized gains on other securities		8	527.4	(24.2)	551.6
Others		9	48.9	(1.2)	50.1

Net deferred tax assets	(a-d)	10	(374.5)	(14.7)	(359.8)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(514.2)	15.0	(529.2)
Others		12	139.7	(29.7)	169.4

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)

	FY3/2017	FY3/2018	FY3/2019
Income of final tax return before deducting operating loss carryforwards	387.4	578.4	506.7
Note: The figure for FY3/2019 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

 17. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated		(Billions of yen, %)
	Mar. 31, 2019 [Preliminary]		Mar. 31, 2018
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	20.76	1.40	19.36

(2) Tier 1 capital ratio (5) / (7)	18.19	1.50	16.69

(3) Common equity Tier 1 capital ratio (6) / (7)	16.37	1.87	14.50

(4) Total capital	12,240.5	(63.6)	12,304.1

(5) Tier 1 capital	10,727.2	117.0	10,610.2

(6) Common equity Tier 1 capital	9,654.5	437.1	9,217.4

(7) Risk weighted assets	58,942.8	(4,597.5)	63,540.3

(8) Required capital (7) X 8%	4,715.4	(367.8)	5,083.2

(9) Leverage Ratio	4.88	(0.13)	5.01

SMBC consolidated

(1) Total capital ratio	20.32	(0.82)	21.14

(2) Tier 1 capital ratio	17.57	(0.65)	18.22

(3) Common equity Tier 1 capital ratio	15.17	(0.12)	15.29

(4) Leverage Ratio	4.52	(0.32)	4.84

SMBC non-consolidated

(1) Total capital ratio	20.28	(0.83)	21.11

(2) Tier 1 capital ratio	17.37	(0.74)	18.11

(3) Common equity Tier 1 capital ratio	14.85	(0.22)	15.07

(4) Leverage Ratio	4.47

18. ROE
Consolidated			(%)
	FY3/2019		FY3/2018
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	8.2	(0.6)	8.8

  Note:

ROE (denominator: Total stockholders’ equity)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2020
(1) Earnings targets
Consolidated		(Billions of yen)
	FY3/2020	FY3/2019 Result
Consolidated net business profit	1,180.0	1,192.3
Total credit cost	(200.0)	(110.3)
Ordinary profit	1,000.0	1,135.3
Profit attributable to owners of parent	700.0	726.7

SMBC non-consolidated		(Billions of yen)
	FY3/2020	FY3/2019 Result
Banking profit (before provision for general reserve for possible loan losses)	610.0	584.1
Total credit cost	(70.0)	2.2
Ordinary profit	550.0	649.6
Net income	390.0	477.4

(2) Dividends forecast
			(Yen)
	FY3/2020		FY3/2019
	Interim	Annual
Dividend per share for common stock	90	180	180
Reference:			(Billions of yen)
	FY3/2020		FY3/2019
	Interim	Annual
Total dividend	125.6	251.2	251.2

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated (Millions of yen)

	Mar. 31, 2019		Mar. 31, 2018
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	54,205,583	5,175,374	49,030,209

Call loans	2,134,392	716,830	1,417,562

Receivables under resale agreements	3,364,070	2,864,332	499,738

Receivables under securities borrowing transactions	1,222,284	(1,917,867)	3,140,151

Monetary claims bought	1,470,872	231,478	1,239,394

Trading assets	1,534,100	(189,778)	1,723,878

Securities	24,336,638	(1,580,080)	25,916,718

Loans and bills discounted	76,401,807	2,505,644	73,896,163

Foreign exchanges	1,627,105	(515,916)	2,143,021

Other assets	2,895,757	(124,543)	3,020,300

Tangible fixed assets	802,501	4,025	798,476

Intangible fixed assets	236,352	4,923	231,429

Prepaid pension cost	321,031	41,671	279,360

Customers’ liabilities for acceptances and guarantees	9,078,706	1,157,537	7,921,169

Reserve for possible loan losses	(275,185)	44,683	(319,868)

Reserve for possible losses on investments	(7,363)	7,196	(14,559)

Total assets	179,348,654	8,425,508	170,923,146

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Mar. 31, 2019		Mar. 31, 2018
	(a)	(a) - (b)	(b)

Liabilities

Deposits	116,091,103	5,847,877	110,243,226

Negotiable certificates of deposit	11,581,605	316,798	11,264,807

Call money	796,761	(131,356)	928,117

Payables under repurchase agreements	7,364,577	2,981,159	4,383,418

Payables under securities lending transactions	418,912	(2,654,511)	3,073,423

Commercial paper	1,634,811	112,457	1,522,354

Trading liabilities	1,348,931	(73,893)	1,422,824

Borrowed money	15,567,626	1,544,369	14,023,257

Foreign exchanges	1,213,861	298,707	915,154

Bonds	2,910,794	(300,754)	3,211,548

Due to trust account	1,292,699	15,792	1,276,907

Other liabilities	1,659,172	(732,737)	2,391,909

Reserve for employee bonuses	13,285	(878)	14,163

Reserve for executive bonuses	937	(41)	978

Reserve for point service program	468	(498)	966

Reserve for reimbursement of deposits	7,425	(9,882)	17,307

Deferred tax liabilities	374,529	14,726	359,803

Deferred tax liabilities for land revaluation	30,259	(280)	30,539

Acceptances and guarantees	9,078,706	1,157,537	7,921,169

Total liabilities	171,386,468	8,384,590	163,001,878

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,774,554	(2,276)	1,776,830

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	3,510	(2,276)	5,786

Retained earnings	3,196,504	152,329	3,044,175

Other retained earnings	3,196,504	152,329	3,044,175

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	2,975,003	152,329	2,822,674

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,532,053	150,054	6,381,999

Net unrealized gains (losses) on other securities	1,427,008	(92,683)	1,519,691

Net deferred gains (losses) on hedges	(22,444)	(16,158)	(6,286)

Land revaluation excess	25,568	(295)	25,863

Total valuation and translation adjustments	1,430,131	(109,137)	1,539,268

Total net assets	7,962,185	40,917	7,921,268

Total liabilities and net assets	179,348,654	8,425,508	170,923,146

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	FY3/2019 (a)		FY3/2018 (b)
		(a) - (b)

Ordinary income	2,805,840	265,390	2,540,450

Interest income	1,970,831	323,188	1,647,643

Interest on loans and discounts	1,298,725	197,258	1,101,467

Interest and dividends on securities	345,566	(4,381)	349,947

Trust fees	2,250	212	2,038

Fees and commissions	524,566	12,417	512,149

Trading income	46,507	(12,891)	59,398

Other operating income	109,674	7,719	101,955

Other income	152,009	(65,256)	217,265

Ordinary expenses	2,156,192	371,008	1,785,184

Interest expenses	1,026,727	336,121	690,606

Interest on deposits	381,304	151,942	229,362

Fees and commissions payments	182,365	46	182,319

Trading losses	3,305	3,305	-

Other operating expenses	45,846	23,512	22,334

General and administrative expenses	802,961	(32,539)	835,500

Other expenses	94,986	40,564	54,422

Ordinary profit	649,647	(105,619)	755,266

Extraordinary gains	380	(417)	797

Extraordinary losses	6,355	(22,286)	28,641

Income before income taxes	643,672	(83,750)	727,422

Income taxes - current	136,885	(31,720)	168,605

Income taxes - deferred	29,420	47,630	(18,210)

Total income taxes	166,305	15,911	150,394

Net income	477,367	(99,661)	577,028

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2019								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	5,786	1,656	219,845	2,822,674	(210,003)	6,381,999

Changes in the period

Cash dividends			(73)			(325,332)		(325,406)

Net income						477,367		477,367
Corporate reorganization (by subsidiaries)			(2,202)					(2,202)
Reversal of land revaluation excess						294		294
Net changes in items other than stockholders’ equity in the period

Net changes in the period	-	-	(2,275)	-	-	152,329	-	150,053
Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,975,003	(210,003)	6,532,053

					(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,519,691	(6,286)	25,863	1,539,268	7,921,268

Changes in the period

Cash dividends					(325,406)

Net income					477,367
Corporate reorganization (by subsidiaries)					(2,202)
Reversal of land revaluation excess					294
Net changes in items other than stockholders’ equity in the period	(92,683)	(16,158)	(294)	(109,136)	(109,136)

Net changes in the period	(92,683)	(16,158)	(294)	(109,136)	40,916
Balance at the end of the period	1,427,008	(22,444)	25,568	1,430,131	7,962,185

Note: Amounts less than 1 million yen are rounded down.